UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63178/October 26, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-14076

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In the Matter of

AMERICAN AIRCARRIERS SUPPORT, INC.,	:	ORDER MAKING
AMERICAN ARTISTS ENTERTAINMENT CORP.,	:	FINDINGS AND
AMERICAN COMPLEX CARE, INC.,	:	REVOKING
AMERICAN PREPAID LEGAL SERVICES, INC., and	:	REGISTRATIONS BY
AMTECH FINANCIAL CORP.	:	DEFAULT

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 29, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP, in accordance with 17 C.F.R. § 201.141(a)(2)(ii), by October 9, 2010. Respondents' Answers were due ten days from the date of service. See OIP at 3; 17 C.F.R. § 201.220(b). To date, no Respondent has filed an Answer, and the time for filing has expired. Accordingly, American Aircarriers Support, Inc. (American Aircarriers), American Artists Entertainment Corp. (American Artists), American Complex Care, Inc. (American Complex), American Prepaid Legal Services, Inc. (American Prepaid), and Amtech Financial Corp. (Amtech) are in default for failing to file Answers to the OIP or to otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a)(2), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true. Official notice has been taken of the Commission's public official records concerning Respondents. See 17 C.F.R. § 201.323.

American Aircarriers (CIK No. 1056286) is a forfeited Delaware corporation located in Fort Mill, South Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). American Aircarriers is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2000, which reported a net loss of over $2.8 million for the prior six months. On October 31, 2000, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was terminated on March 5, 2003.

American Artists (CIK No. 1001593) is a dissolved Missouri corporation located in Atlanta, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). American Artists is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended April 30, 1999, which reported a net loss of over $1.05 million for the prior nine months.

American Complex (CIK No. 812790) is a void Delaware corporation located in Miramar, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). American Complex is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended April 30, 1995, which reported a net loss of over $4.2 million for the prior nine months.

American Prepaid (CIK No. 1163460) is a Nevada corporation located in Miami, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). American Prepaid is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of $5,072 for the prior nine months.

Amtech (CIK No. 1125090) is a dissolved Florida corporation located in Miami, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Amtech is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on May 8, 2001, which reported an accumulated deficit of $2,102 for the year ended December 31, 1999.

Respondents are delinquent in their periodic filings with the Commission and have repeatedly failed to meet their obligations to file timely periodic reports. Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, American Aircarriers, American Artists, American Complex, American Prepaid, and Amtech failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of American Aircarriers Support, Inc., American Artists Entertainment Corp., American Complex Care, Inc., American Prepaid Legal Services, Inc., and Amtech Financial Corp. are hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge